Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Gerdau S.A.’s (which we refer to as “Gerdau” or “we”) results of operations for the three-month periods ended March 31, 2025 and 2024 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on March 14, 2025 (which we refer to as the “2024 Annual Report”) and, in particular, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures Regarding Market Risk,” and with our unaudited condensed consolidated interim financial statements as of March 31, 2025 and for the three-month periods ended March 31, 2025 and 2024 and related notes thereto, included as Exhibit 99.1 to the Form 6-K furnished to the SEC on April 29, 2025 (File No. 001-14878) (which we refer to as the “unaudited condensed consolidated interim financial statements”).

The following discussion contains forward-looking statements that involve risks and uncertainties. Gerdau’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” in our 2024 Annual Report. The results of operations for the three-month period ended March 31, 2025 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2025.

Significant events affecting financial performance during the three-month period ended March 31, 2025

Our operating results for the three-month period ended March 31, 2025, compared to the three-month period ended March 31, 2024, were influenced by a challenging and volatile macroeconomic scenario, as well as weaker results in North America. This was primarily due to reductions in steel prices throughout 2024, partially offset by the higher overall shipment volume and the exchange rate variation.

Our North America Segment (which, as of March 31, 2025, includes the special steel operation in the United States) ended the first quarter of 2025 with shipment volumes 7.9% higher than in the first quarter of 2024. This growth is partly due to the reaction of customers to changes in U.S. trade policy, favoring the consumption of steel produced by the local industry. The reintroduction of certain U.S. tariffs under Section 232 of the U.S. Trade Expansion Act of 1962 (the “Section 232 Tariffs”) led to a significant increase in demand, due to a rebalancing of supply and stocking within the sector. Despite this growth, the activity levels of the main industries that Gerdau serves in North America, industrial and automotive, as well as oil and gas, remain below those of previous years, while non-residential construction and infrastructure sectors continue on equivalent levels as those of previous years.

In our Brazil Segment (which, as of March 31, 2025, also includes the special steel operation in this country), shipment volumes remained stable in the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024. This is mainly a result of export growth, which offset the decline in the domestic market, impacted mainly by the high imported steel penetration. Demand for steel on the domestic market continues to benefit from the construction, machinery, and agricultural implements sectors. However, the pressure of steel imports into Brazil, especially due to the entry of steel under conditions of predatory competition, continues to be a major concern for the sector. In the three-month period ended March 31, 2025, imports of rolled steel returned to high levels, having been 34.0% higher than in the three-month period ended March 31, 2024, further demonstrating our view that the current quota tariff system continues to be ineffective in defending domestic production in the Brazilian steel industry.

In the South America Segment, shipments increased by 4.5% in the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024, driven by a slight recovery in Argentina following the economic measures implemented by the government by late 2023. However, steel prices in the country remain under pressure due to lower domestic demand and greater availability of imported steel. In Uruguay, the suspension of public infrastructure projects may start to impact local steel demand, while in Peru, shipments have remained resilient, driven mainly by activity in the infrastructure sector.

Results of Operations

Three-month Period Ended March 31, 2025 compared with Three-month Period Ended March 31, 2024

The following table sets forth statement of income information for the periods indicated:

	Three-month period ended March 31,
	2025	2024	Variation

	(in R$ millions)		(in %)
Consolidated Statements of Income
Net sales	17,375.3	16,210.3	7.2%
Cost of sales	(15,428.8)	(13,790.5)	11.9%
Gross profit	1,946.6	2,419.7	(19.6)%
Selling expenses	(193.9)	(183.0)	6.0%
General and administrative expenses	(349.0)	(317.9)	9.8%
Other operating income	24.4	45.0	(45.8)%
Other operating expenses	(47.5)	(78.9)	(39.8)%
Results in operations with joint ventures	–	808.4	(100.0%)
Impairment of financial assets	(3.9)	(20.1)	(80.6)%
Equity in earnings unconsolidated companies	9.3	79.1	(88.2)%
Income before financial income (expenses) and taxes	1,385.9	2,752.3	(49.6)%
Financial income	154.1	174.7	(11.8)%
Financial expenses	(436.6)	(343.2)	27.2%
Exchange variations, net	6.2	(320.6)	(101.9)%
(Losses) gains on financial instruments, net	(31.6)	13.4	(335.8)%
Income before taxes	1,078.0	2,276.6	(52.6)%
Current	(274.8)	(350.0)	(21.5)%
Deferred	(45.4)	126.3	(135.9)%
Income and social contribution taxes	(320.2)	(223.7)	43.1%
Net income	757.8	2,052.9	(63.1)%

Net Sales

Net sales increased by 7.2%, or R$1,165.0 million, from R$16,210.3 million in the three-month period ended March 31, 2024, to R$17,375.3 million in the three-month period ended March 31, 2025, mainly as a result of the U.S. dollar appreciation against Brazilian real (an 18.2% increase) and higher sales volumes in North America due to the reaction of customers to changes in U.S. trade policy. The reintroduction of Section 232 Tariffs led to a significant increase in demand, favoring the consumption of steel produced by the local industry over imported ones.

The following table sets forth net sales information by segment for the periods indicated:

	Three-month period ended March 31,
	2025	2024	Variation

	(in R$ millions)		(in %)
Net sales by segment
Brazil	7,494.2	7,354.0	1.9%
North America	8,768.2	7,914.3	10.8%
South America	1,365.5	1,190.6	14.7%
Elimination and adjustments(1)	(252.6)	(248.6)	1.6%
Total	17,375.3	16,210.3	7.2%

(1)	Includes the elimination of sales and intercompany loans between segments, as well as amounts that are not part of the operational results of a specific segment, such as selling, general and administrative expenses of corporate employees and the related income tax effects of these amounts, among others.

Our net sales in the Brazil Segment increased by 1.9%, or R$140.2 million, from R$7,354.0 million in the three-month period ended March 31, 2024, to R$7,494.2 million in the three-month period ended March 31, 2025, primarily due to improved price scenario in the domestic market and the Brazilian real devaluation, benefiting exports profitability. The volume of sales for the three-month period ended March 31, 2025 was 1,431.0 million tonnes, 0.2% lower than for the three-month period ended March 31, 2024, which was 1,435.0 million tonnes. The stability in total shipments is due to growth in exports, which offset the decline seen in the domestic market, impacted mainly as a result of the high imported steel penetration.

Our net sales in the North America Segment increased by 10.8%, or R$853.9 million, from R$7,914.3 million in the three-month period ended March 31, 2024 to R$8,768.2 million in the three-month period ended March 31, 2025, primarily due to the effect of U.S. dollar appreciation against the Brazilian real (an 18.2% increase), which offset lower market prices. The volume of sales for the three-month period ended March 31, 2025 was 1,229.0 million tonnes, 7.9% higher than for the three-month period ended March 31, 2024, which was 1,139.0 million tonnes, influenced by the redefinition of Section 232 Tariffs, favoring the consumption of steel produced by the local industry.

Our net sales in the South America Segment increased by 14.7%, or R$174.9 million, from R$1,190.6 million in the three-month period ended March 31, 2024 to R$1,365.5 million in the three-month period ended March 31, 2025. The volume of sales for the three-month period ended March 31, 2025 was 237 million tonnes, 4.5% higher than for the three-month period ended March 31, 2024, which was 227 million tonnes, mostly due to the slight recovery in Argentina after the economic measures announced by the government in 2023.

Cost of Sales

Cost of sales increased by 11.9%, or R$1,638.3 million, from R$13,790.5 million in the three-month period ended March 31, 2024 to R$15,428.8 million in the three-month period ended March 31, 2025, primarily due to the Brazilian real devaluation against the U.S. dollar, increasing converted costs of foreign operations.

The following table sets forth our net sales, cost of sales, gross profit and gross margin per segment for the periods indicated:

		Three-month period ended March 31,
		2025	2024	Variation

		(in millions of R$, except percentages)		(%)
Brazil	Net sales	7,494.2	7,354.0	1.9%
	Cost of sales	(6,699.1)	(6,711.9)	(0.2)%
	Gross profit	795.1	642.1	23.8%
	Gross margin	10.6%	8.7%

North America	Net sales	8,768.2	7,914.3	10.8%
	Cost of sales	(7,773.2)	(6,378.2)	21.9%
	Gross profit	995.0	1,536.1	(35.2)%
	Gross margin	11.3%	19.4%

South America	Net sales	1,365.5	1,190.6	14.7%
	Cost of sales	(1,205.8)	(937.0)	28.7%
	Gross profit	159.7	253.6	(37.0)%
	Gross margin	11.7%	21.3%

Elimination and adjustments(1)	Net sales	(252.6)	(248.6)	1.6%
	Cost of sales	249.3	236.6	5.4%
	Gross profit	(3.3)	(12.0)	(72.5)%

Total	Net sales	17,375.3	16,210.3	7.2%
	Cost of sales	(15,428.8)	(13,790.5)	11.9%
	Gross profit	1,946.6	2,419.7	(19.6)%
	Gross margin	11.2%	14.9%

(1)	Includes the elimination of sales and intercompany loans between segments, as well as amounts that are not part of the operational results of a specific segment, such as selling, general and administrative expenses of corporate employees and the related income tax effects of these amounts, among others.

In the Brazil Segment, the cost of sales decreased by 0.2%, or R$12.8 million, from R$6,711.9 million in the three-month period ended March 31, 2024 to R$6,699.1 million in the three-month period ended March 31, 2025, as a result of initiatives undertaken during the course of 2024 to reduce costs and expenses, neutralizing cost increases due to inflation and exchange rates.

In the North America Segment, the cost of sales increased by 21.9%, or R$1,395.0 million, from R$6,378.2 million in the three-month period ended March 31, 2024 to R$7,773.2 million in the three-month period ended March 31, 2025, primarily due to the effect of exchange rate variation in the period, which offset the efforts to control fixed costs and operational efficiency.

In the South America Segment, the cost of sales increased by 28.7%, or R$268.8 million, from R$937.0 million in the three-month period ended March 31, 2024 to R$1,205.8 million in the three-month period ended March 31, 2025, primarily reflecting the devaluation of the Brazilian real against the U.S. dollar and the impact of lower production volumes on the industrial units operating costs.

Gross Profit

As a result of the foregoing, gross profit decreased by 19.6%, or R$473.1 million, from R$2,419.7 million in the three-month period ended March 31, 2024 to R$1,946.6 million in the three-month period ended March 31, 2025.

Selling, General and Administrative Expenses

Selling expenses increased by 6.0%, or R$10.9 million, from R$183.0 million in the three-month period ended March 31, 2024 to R$193.9 million in the three-month period ended March 31, 2025, while general and administrative expenses increased by 9.8%, or R$31.1 million, from R$317.9 million in the three-month period ended March 31, 2024 to R$349.0 million in the three-month period ended March 31, 2025. These results are primarily due to the effect of Brazilian real devaluation against the U.S. dollar on the foreign operations results, which offset reductions reported by operations. As a percentage of our net sales, our selling, general and administrative expenses remained stable at 3.1% in the three-month periods ended March 31, 2024 and 2025.

Other Operating Income

Other operating income decreased by 45.8%, or R$20.6 million, from R$45.0 million in the three-month period ended March 31, 2024 to R$24.4 million in the three-month period ended March 31, 2025, primarily due to the reduction of other revenues not related to our core business.

Other Operating Expenses

Other operating expenses decreased by 39.8%, or R$31.4 million, from R$78.9 million in the three-month period ended March 31, 2024 to R$47.5 million in the three-month period ended March 31, 2025, primarily due to the reduction of other expenses not related to our core business.

Results in Operations with Joint Ventures

Results in operations with joint ventures totaled R$808.4 million in the three-month period ended March 31, 2024. We did not record any results in operations with joint ventures in the three-month period ended March 31, 2025.

Impairment of Financial Assets

Impairment and financial assets decreased by 80.6%, or R$16.2 million, from R$20.1 million in the three-month period ended March 31, 2024 to R$3.9 million in the three-month period ended March 31, 2025, primarily due to a lower need for provision of accounts receivable balances.

Equity in Earnings Unconsolidated Companies

Equity in earnings unconsolidated companies decreased by 88.2%, or R$69.8 million, from R$79.1 million in the three-month period ended March 31, 2024 to R$9.3 million in the three-month period ended March 31, 2025, primarily due to the decrease in the earnings of our non-consolidated investees, mainly related to the Newave Energia S.A and Gerdau Corsa S.A.P.I de C.V., a Mexican joint venture. Additionally, as of March 31, 2025, we no longer had equity results derived from investments in (i) Ubiratã Tecnologia S.A., since we sold our shares of this entity in August 2024, or (ii) in Gerdau Summit Aços Fundidos e Forjados S.A., the shares of which had been entirely acquired in February 2025, turning it into a consolidated company until its merger into Gerdau in May 2025.

Income before Financial Income (Expenses) and Taxes

Income before financial income (expenses) and taxes decreased by 49.6%, or R$1,366.4 million, from R$2,752.3 million in the three-month period ended March 31, 2024 to R$1,385.9 million in the three-month period ended March 31, 2025, primarily due to the decrease in gross profit and due to the reduction in the balance relating to results in operations with joint ventures (there was no balance in this account in March 2025).

Financial Income

Financial income decreased by 11.8%, or R$20.6 million, from R$174.7 million in the three-month period ended March 31, 2024 to R$154.1 million in the three-month period ended March 31, 2025, primarily due to a lower income from short-term investments.

Financial Expenses

Financial expenses increased by 27.2%, or R$93.4 million, from R$343.2 million in the three-month period ended March 31, 2024 to R$436.6 million in the three-month period ended March 31, 2025, primarily due to the increase of interest on debt, mainly due to our debentures issued after March 2024.

Exchange Variations, Net

Exchange variations, net changed by 101.9%, or R$326.8 million, from an expense of R$320.6 million in the three-month period ended March 31, 2024 to an income of R$6.2 million in the three-month period ended March 31, 2025, primarily due to the effect of the U.S. dollar appreciation against the Brazilian real since December 31, 2024 (a 14.9% increase) and other currencies in the countries where we operate and inflation adjustments to non-monetary items of the subsidiaries in Argentina.

(Losses) Gains on Financial Instruments, Net

(Losses) gains on financial instruments, net changed by 335.8%, or R$45.0 million, from a gain of R$13.4 million in the three-month period ended March 31, 2024 to a loss of R$31.6 million in the three-month period ended March 31, 2025, primarily due to the reduction at the gains on financial instruments.

Income before Taxes

Income before taxes decreased by 52.6%, or R$1,198.6 million, from R$2,276.6 million in the three-month period ended March 31, 2024 to R$1,078.0 million in the three-month period ended March 31, 2025, primarily due to the abovementioned factors.

Income and Social Contribution Taxes

Income and social contribution taxes increased by 43.1%, or R$96.5 million, from R$223.7 million in the three-month period ended March 31, 2024 to R$320.2 million in the three-month period ended March 31, 2025, primarily due to the variation in our consolidated results, realization of exchange variation and consumption of net operating losses.

Current

Current income and social contribution taxes decreased by 21.5%, or R$75.2 million, from R$350.0 million in the three-month period ended March 31, 2024 to R$274.8 million in the three-month period ended March 31, 2025, primarily due to the variation in our consolidated results, realization of exchange variation and consumption of net operating losses.

Deferred

Deferred income and social contribution taxes changed by 135.9%, or R$171.7 million, from a tax credit of R$126.3 million in the three-month period ended March 31, 2024 to a tax expense of R$45.4 million in the three-month period ended March 31, 2025, primarily due to realization of exchange variation and consumption of net operating losses.

Net Income

As a result of the foregoing, net income decreased by 63.1%, or R$1,295.1 million, from R$2,052.9 million in the three-month period ended March 31, 2024 to R$757.8 million in the three-month period ended March 31, 2025.

Liquidity and Capital Resources

Cash Flow Analysis

	Three-month period ended March 31,
	2025	2024	Variation

	(in R$ millions)		(in %)
Net cash provided by operating activities	900.9	831.3	8.4%
Net cash provided by (used in) investing activities	(2,380.3)	362.6	(756.5)%
Net cash provided by (used in) financing activities	594.4	(516.1)	(215.2)%
Exchange variation on cash and cash equivalents	(403.2)	59.6	(776.5)%
Increase (decrease) in cash and cash equivalents	(1,288.3)	737.5	(274.7)%

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by 8.4%, or R$69.6 million, from R$831.3 million in the three-month period ended March 31, 2024 to R$900.9 million in the three-month period ended March 31, 2025. Despite a lower net income for the three-month period ended March 31, 2025, the net cash from operating activities was partially compensated by the results in operations with joint ventures, the income taxes and increase in trade accounts payable.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by (used in) investing activities changed by 756.5%, or R$2,742.9 million, from cash provided by investing activities of R$362.6 million in the three-month period ended March 31, 2024 to cash used in investing activities of R$2,380.3 million in the three-month period ended March 31, 2025, primarily due to proceeds from sales of property, plant and equipment, investments, and other intangibles, and the payment for acquisition of control of investees.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by (used in) financing activities changed by 215.2%, or R$1,110.5 million, from cash used in financing activities of R$516.1 million in the three-month period ended March 31, 2024 to cash provided by financing activities of R$594.4 million in the three-month period ended March 31, 2025, primarily due to proceeds from loans and financing related to the issuance of debentures aimed at reprofiling short-term debt with higher rates, as well as to lengthen our debt profile. This effect partially offset the net cash used for treasury share purchases, in line with our stock buyback program announced on July 31, 2024.

Capital Expenditures

In the three-month period ended March 31, 2025, our capital expenditure on fixed assets was R$1.4 billion, of which R$1.3 billion was allocated in the Brazil and North America Segments. These investments were mainly focused on modernization of our units, the enhancement of environmental practices, and the expansion of our footprint in long, flat, and special steel in the Americas.

Indebtedness

Our debt is used to finance investments in fixed assets, including the maintenance, modernization and technological upgrade of our plants, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

As of March 31, 2025, the nominal weighted average cost of gross debt was 103.9% CDI for the portion denominated in Brazilian real and 5.55% for the portion denominated in U.S. dollar. As of March 31, 2025, the average gross debt term was 6.4 years, with a debt maturity schedule that we consider to be well balanced and well distributed over the coming years.

The following table contains information on scheduled amortization payments on our outstanding debt as of March 31, 2025.

Current amortization	(in R$ millions)
2025	2,255.1
Total	2,255.1

Non-current amortization	(in R$ millions)
2026	1,021.9
2027	2,354.3
2028	1,506.4
2029 and after	7,368.7
Total	12,251.3

Financial Agreements

The following section describes our material financial agreements outstanding as of March 31, 2025:

Notes

Through our subsidiaries, Gerdau Trade Inc. and GUSAP III LP, we issued U.S. dollar-denominated notes due in 2027, 2030 and 2044. As of March 31, 2025, the outstanding balances of the principal amounts of these notes was as follows:

Issuance Date	Maturity	Interest Payment Months	Interest	Initial amount	Outstanding balance of the principal as of March 31, 2025

				(in US$ millions)	(in US$ millions)		(in R$ millions)(1)
October 24, 2017	October 24, 2027	April and October	4.875%	650	US$	417	R$	2,396
November 21, 2019	January 21, 2030	January and July	4.250%	500	US$	498	R$	2,860
April 16, 2014	April 16, 2044	April and October	7.250%	500	US$	481	R$	2,762
Total					US$	1,396	R$	8,018

(1)      Reflects the company’s accounting records, which are maintained in Brazilian reais.

Debentures

As of March 31, 2025, the outstanding balances of the principal amounts of our debentures was as follows:

Issuance Date	Due Date	Interest Payment Months	Interest	Initial amount	Outstanding balance of the principal as of March 31, 2025

				(in R$ millions)	(in R$ millions)
April 25, 2019	May 6, 2026	May and November	107.25% CDI	800	800
December 10, 2024	December 10, 2028	June and December	CDI + 0.50%	1,500	1,500
May 29, 2024	May 29, 2029	May and November	CDI + 0.60%	1,500	1,500
Total					3,800

Other Financial Agreements

We and our subsidiaries have other financial agreements, mainly bilateral bank loans. As of March 31, 2025, the outstanding balance of these loans was R$2,157.9 million. For further information related to our other financial agreements, see Note 12 – Loans and Financing in our unaudited condensed consolidated interim financial statements as of March 31, 2025 and for the three-month periods ended March 31, 2025 and 2024.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2025.